Exhibit 2

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. [***] indicates omitted material.

Execution Copy

Dated 6 June 2008

STT COMMUNICATIONS LTD

and

QATAR TELECOM (QTEL) Q.S.C.

SHARE PURCHASE AGREEMENT

relating to the sale and purchase

of the whole of the issued shares in capital of

(1) Indonesia Communications Limited; and

(2) Indonesia Communications Pte. Ltd.

ALLEN & GLEDHILL LLP ONE MARINA BOULEVARD #28-00 SINGAPORE 018989

i

This Agreement is made on 6 June 2008 between:

(1)	STT Communications Ltd (the “Seller Holdco”), a company incorporated in Singapore and having its registered office at 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469; and

(2)	Qatar Telecom (Qtel) Q.S.C. (the “Purchaser”), a company incorporated in Qatar and having its registered office at Qtel Building 100 West Bay Center The Corniche PO Box 217 Doha Qatar.

Whereas:

(A)	Indonesia Communications Limited (“ICLM”) is a company incorporated in Mauritius and Indonesia Communications Pte. Ltd. is a company incorporated in Singapore (“ICLS”).

(B)	As at the date hereof, all of the issued shares in the capital of ICLM and ICLS are held by Asia Mobile Holdings Pte. Ltd. (the “Seller”), a company incorporated in Singapore, and all the issued shares in the capital of the Seller are held by Asia Mobile Holding Company Pte. Ltd. (“Seller Interco”), a company incorporated in Singapore and Qtel Investment Holdings BSC (“QIH”), a company incorporated in the Kingdom of Bahrain, in the proportion of approximately 75 and 25 per cent., respectively. Based on the consolidated financial statements of PT Indosat Tbk (“Indosat”), a company incorporated in Indonesia, for the three months ended 31 March 2008, the Parties believe that the Sale Companies together hold approximately 40.81 per cent. of the outstanding shares in the capital of Indosat.

(C)	Further, as at the date hereof, Seller Interco is a wholly-owned subsidiary of Seller Holdco and QIH is a wholly-owned subsidiary of the Purchaser.

(D)	The Parties have agreed to procure that the Seller sells all the Sale Shares and assigns the Loans to the Purchaser, and the Purchaser has agreed to purchase all the Sale Shares and accept the assignment of the Loans from the Seller, on the terms and subject to the conditions of this Agreement.

It is agreed as follows:

1.	Definitions and Interpretation

1.1	Interpretation

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply:

“agreed terms” means such document in the terms agreed between the Seller Holdco and the Purchaser and signed for identification by or on behalf of the Seller Holdco and the Purchaser, with such alterations as may be agreed in writing between the Seller Holdco and the Purchaser from time to time;

“Business Day” means a day on which banks are open for business in Singapore and Qatar but excluding Saturdays and Sundays;

“Change of Control Provisions” means, in relation to any contracts, agreements, licences, authorisations, consents, clearances, permissions and approvals, any provisions which (indirectly or indirectly) prohibit the sale, transfer or disposal of any interest in the Sale Shares or the shares in any Indosat Group Company or which are subject to termination, early termination or alteration of the effective terms in the event of any change (indirectly or indirectly) in the control or ownership interest in the shares in any Indosat Group Company;

“Class Action Suits” means (i) the class action suit No. 326/Pdt.G/2007/PN.Bks dated 31 October 2007 that was instituted in the District Court of Bekasi, Republic of Indonesia, (ii) the class action suit No.480/Pdt.G/2007/PN.TNG dated 27 December 2007 that was instituted in the District Court of Tangerrang, Republic of Indonesia; and (iii) the class action suit No. 111/Pdt.G/2008/PN.JKT.PST dated 4 April 2008 that was instituted in the District Court of Central Jakarta, Republic of Indonesia (as may be amended, revised and/or supplemented from time to time);

“Comfort Letter” means a comfort letter from QNB addressed to the Seller Holdco and the Seller in the agreed terms;

“Companies Act” means the Companies Act, Chapter 50 of Singapore;

“Completion” means the First Completion or the Second Completion, as the case may be;

“Consideration” shall have the meaning given to it in Clause 3.1.1;

“Default Interest Rate” means the rate equal to SIBOR plus two per cent.

“District Court Decision” means the decision of the District Court of Central Jakarta, Republic of Indonesia, No.02/KPPU/2007/PN.JKT.PST dated 9 May 2008;

“Dividend” means IDR187.90 for each share in Indosat, as approved by the shareholders of Indosat at the annual general meeting of Indosat held on 5 June 2008 in respect of the financial year ended 31 December 2007;

“Encumbrance” means any claim, charge, mortgage, security, lien, option, equity, power of sale, hypothecation or other third party rights, retention of title, right of pre-emption, right of first refusal or security interest of any kind;

[***]

“Facility Agreement” means the facility agreement dated 25 May 2007 between (i) the Seller (as borrower); (ii) ING Bank N.V., Singapore Branch, Oversea-Chinese Banking Corporation Limited, Sumitomo Mitsui Banking Corporation, UOB Asia Limited (as original mandated lead arrangers); and (iii) Oversea-Chinese Banking Corporation Limited (as agent);

“First Completion” means the completion of the sale and purchase of the beneficial ownership of the Sale Shares and the assignment of the Loans pursuant to Clause 5.2;

“First Completion Date” means the date of this Agreement;

“Governmental Agency” means any Singaporean, Indonesian or other foreign government or governmental, semi-governmental, administrative, regulatory, fiscal or judicial agency, authority, body, commission, department, exchange, tribunal or entity;

“ICC” means the International Chamber of Commerce;

“ICLM” shall have the meaning given to it in Recital (A);

“ICLM Receipt Date” shall have the meaning given to it in Clause 7.3.4;

“ICLS” shall have the meaning given to it in Recital (A);

“ICLS Loan and Waiver” shall have the meaning given to it in Clause 4.1;

“ICLS Receipt Date” shall have the meaning given to it in Clause 7.3.5;

[***]

“Indosat Shareholders Agreement” means the Agreement dated 1 March 2007 between the Seller Interco, QIH and the Seller in relation to the Seller’s indirect interest in Indosat;

“Indosat” shall have the meaning given to it in Recital (B);

“Indosat Group Company” means Indosat or any of its subsidiaries, from time to time;

“Indonesian Rupiah” or the symbol “IDR” means the lawful currency of the Republic of Indonesia;

“Loans” means (i) the interest-free shareholder’s loan of an original principal amount of US$622,717,208 by the Seller to ICLM pursuant to the loan agreement dated 11 December 2006 between the Seller and ICLM; (ii) the interest-free shareholder’s loan of an original principal amount of US$26,387,324 by the Seller to ICLS pursuant to the loan agreement dated 11 December 2006 between the Seller and ICLS, and (iii) the payable amount of S$8,671,874 and US$172,658 by ICLM to the Seller;

“Long Stop Date” means 1 September 2008 or such other Business Day as may be agreed in writing between the Parties;

“Offer” means the mandatory takeover offer for all the shares and other securities in the capital of Indosat under the rules prescribed by Bapepam;

“Parties” means the Seller Holdco and the Purchaser, and “Party” means either one of them;

“Payment Account Details” means, in relation to any payment to be made under or pursuant to this Agreement, the name, account number, sort code, account location and other details specified by the payee and necessary to effect payment (whether by cheque, banker’s draft, telegraphic or other electronic means of transfer) to the payee;

“Payment Date” means 26 June 2008 (or such other Business Day as may be agreed in writing between the Parties);

“Permitted Encumbrance” means any Encumbrance at any time and from time to time arising out of, or relating to, the Proceedings;

“Proceedings” means (i) the District Court Decision, (ii) the cassation petitions that were filed against the District Court Decision, (iii) the Class Action Suits and (iv) such other claims, legal actions, proceedings, suits, litigations, prosecutions, investigations or enquiries (whether or not in Indonesia) in relation to or in connection with Indosat, ICLM and ICLS which may be brought from time to time against any of the Sale Companies, the Seller, the Seller Holdco and/or their respective related corporations;

“QIH” shall have the meaning given to it in Recital (B);

“QNB” means Qatar National Bank, Qatar;

“Reference Banks” means the principal Singapore offices of The Hongkong and Shanghai Banking Corporation Limited and DBS Bank Ltd or such other banks as may be agreed in writing between the Seller Holdco and the Purchaser;

“Relevant Aggregate Dividend” means IDR416,685,161,000, being the aggregate amount of Dividend payable on the 2,217,590,000 shares in Indosat held by the Sale Companies;

“Sale Companies” means ICLM and ICLS, and “Sale Company” means either one of them;

“Sale Shares” means all the issued shares in the capital of ICLM and ICLS;

“Screen Rate” means, in relation to SIBOR, the rate for the relevant currency and period displayed on the page “SIBO” of the Reuters screen. If the agreed page is replaced or service ceases to be available, the Purchaser may specify another page or service displaying the appropriate rate after consultation with, and the agreement of, the Seller Holdco;

“Second Completion” means the completion of the sale and purchase of the legal ownership of the Sale Shares pursuant to Clause 6.2;

“Second Completion Date” means 26 June 2008 or such other Business Day as may be agreed in writing between the Parties;

“Seller” shall have the meaning given to it in Recital (B);

“Seller Interco” shall have the meaning given to it in Recital (B);

“Share Charge” means the share charge deed in agreed terms to be executed on even date with this Agreement between QIH (as pledgor) and Seller Interco (as pledgee);

“Shareholders Agreement” means the Shareholders Agreement dated 1 March 2007 between the Seller Holdco, the Seller Interco, the Seller, the Purchaser and QIH in relation to the Seller;

“SIBOR” means, in relation to the default amount:

(i)	the applicable Screen Rate; or

(ii)	(if no Screen Rate is available for the currency or the applicable default period) the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Purchaser at its request quoted by the Reference Banks to leading banks in the Singapore interbank market, as of 11 a.m. on the relevant quotation date for the offering of deposits in the currency of the default amount and for a period comparable to the applicable default period;

“Singapore Dollars” or the symbol “S$” means the lawful currency of the Republic of Singapore;

“ST Telemedia” means Singapore Technologies Telemedia Pte Ltd, a company incorporated in Singapore;

“Supreme Court Decision(s)” means the decision(s) of the Supreme Court in respect of the cassation petitions filed against the District Court Decision (as may be amended, revised and/or supplemented from time to time);

“Surviving Provisions” means Clauses 1, 7, 8 and 9;

[***]

“United States Dollar(s)” or the symbol “US$” means the lawful currency of the United States of America.

1.2	Subsidiary Legislation

References to a statutory provision include any subsidiary legislation made from time to time under that provision which is in force at the date of this Agreement.

1.3	Modification etc. of Statutes

References to a statute or statutory provision include that statute or provision as from time to time modified, re-enacted or consolidated, whether before or after the date of this Agreement, so far as such modification, re-enactment or consolidation applies or is capable of applying to any transaction entered into in accordance with this Agreement prior to the First Completion and (so far as liability thereunder may exist or can arise) shall include also any past statute or statutory provision (as from time to time modified, re-enacted or consolidated) which such statute or provision has directly or indirectly replaced.

1.4	Companies Act

The words “holding company”, “subsidiary” and “related corporation” shall have the same meanings in this Agreement as their definitions in the Companies Act. For the purpose of this Agreement, the word “related corporation” means (in relation to the Seller or the Seller Holdco) [***] ST Telemedia and the respective subsidiaries of the Seller, the Seller Holdco and ST Telemedia.

1.5	Interpretation Act

The Interpretation Act, Chapter 1 of Singapore shall apply to this Agreement in the same way as it applies to an enactment.

1.6	Clauses, Schedules etc.

References to this Agreement include any Recitals and Schedules to it and references to Clauses and Schedules are to the clauses of, and schedules to, this Agreement. References to paragraphs are to paragraphs in the Schedules.

1.7	Information

Any reference to books, records or other information means books, records or other information in any form including, without limitation, paper, electronically stored data, magnetic media, film and microfilm.

1.8	Headings

Headings shall be ignored in construing this Agreement.

1.9	Construction

Unless a contrary indication appears, a reference in this Agreement to:

1.9.1	“in writing” includes approval by wireless or facsimile transmission legibly received and “written” has a corresponding meaning;

1.9.2	“including” shall not be construed restrictively but shall mean “including without prejudice to the generality of the foregoing” and “including, but without limitation”;

1.9.3	a requirement that each Party shall “procure” compliance by the Seller or the Sale Companies (each, the “Relevant Company”) of any obligation, covenant or undertaking set out in this Agreement means exercising its voting rights (in good faith) in the shares held by it in the Relevant Company or its intermediate holding company, as the case may be, and/or procuring that its nominee directors (if any) on the board of the Relevant Company or of its intermediate holding company exercise their voting rights in their capacity as directors of the Relevant Company or of its intermediate holding company, as the case may be, subject to applicable laws and regulations (including the fiduciary duties of such directors), so as to reasonably endeavour such compliance by the Relevant Company, in each case subject to applicable laws and regulations; and

1.9.4	a time of day is a reference to Singapore time.

1.10	Singular, plural, gender

References to one gender include all genders and references to the singular include the plural and vice versa.

1.11	Persons

References to a person include any company, partnership, limited partnership, unincorporated association (whether or not having separate legal personality), natural person, company, corporation, body corporate (wherever incorporated), country, state, municipality and state organ (including any Governmental Agency).

2.	Agreement to Sell the Sale Shares and Assignment of the Loans

2.1	Sale of the Sale Shares and Assignment of the Loans

On and subject to the terms of this Agreement:

2.1.1	each of the Parties agrees to procure that the Seller sells all the Sale Shares to the Purchaser, and the Purchaser agrees to purchase all the Sale Shares from the Seller, free from all Encumbrances (save for any Permitted Encumbrances) and together with all rights and advantages attaching to them as at the First Completion Date, save for the Relevant Aggregate Dividend which shall be paid by the Purchaser to the Seller pursuant to Clauses 7.3.4 and 7.3.5; and

2.1.2	each of the Parties agrees to procure that the Seller assigns and transfers the Loans to the Purchaser, and the Purchaser agrees to accept the assignment of the Loans from the Seller, free from all Encumbrances and together with all rights and advantages attaching to it as at the First Completion Date.

2.2	Title and Risk

2.2.1	On and with effect from the First Completion, beneficial ownership and risk to the Sale Shares shall pass to the Purchaser. On and with effect from the First Completion, legal and beneficial ownership and risk to the Loans shall pass to the Purchaser.

2.2.2	On and with effect from the Second Completion, legal ownership to the Sale Shares shall pass to the Purchaser.

3.	Consideration

3.1	Amount

3.1.1	The aggregate consideration for the purchase of all the Sale Shares and the assignment of the Loans is S$2,400,000,000 (the “Consideration”), representing:

(i)	S$1,524,806,506 for the Sale Shares in ICLM;

(ii)	S$14,127,766 for the Sale Shares in ICLS; and

(iii)	S$861,065,728 in aggregate for the Loans.

3.2	Method of Payment

3.2.1	Wherever in this Agreement provision is made for payment by the Purchaser to the Seller, such payment shall be effected by crediting for same day value the account specified below:

Bank: The Hongkong and Shanghai Banking Corporation Limited, Singapore

Swift Code: HSBCSGSG

Account Name: Asia Mobile Holdings Pte. Ltd.

Account Number: 147-209589-001

or otherwise specified in the Payment Account Details of the Seller Holdco (provided that such Payment Account Details are notified by the Seller to the Purchaser not later than three Business Days prior to the due date for payment) by way of telegraphic transfer on or before the due date for payment unless the Seller Holdco by written notice to the Purchaser, not later than three Business Days prior to the due date for payment, elects to be paid by cashier’s order or banker’s draft drawn on any licensed bank in Singapore.

3.2.2	Wherever in this Agreement provision is made for payment by the Seller Holdco to the Purchaser, such payment shall be effected by crediting for same day value the account specified in the Payment Account Details of the Purchaser by way of telegraphic transfer on or before the due date for payment unless the payee by written notice to the payer, not later than three Business Days prior to the due date for payment, elects to be paid by cashier’s order or banker’s draft drawn on any licensed bank in Singapore.

4.	Actions Pending Second Completion

4.1	Subject to Clause 4.3, each of the Parties shall procure that, on and from the First Completion Date up to the Second Completion Date, each of the Sale Companies will (save insofar as otherwise directed or instructed by the Purchaser pursuant to Clause 4.2 or in writing) (i) carry on business only in the ordinary and usual course, other than ICLS giving a loan to the Seller of an amount not exceeding IDR5,264,455,500 (subject to there being sufficient funds) and ICLS immediately waiving the repayment of such loan (the “ICLS Loan and Waiver”) and (ii) preserve and maintain its corporate existence.

4.2	Subject to Clauses 4.3, 4.4 and 5.2, each of the Parties shall further procure that, on and from the First Completion Date up to the Second Completion Date, the Seller shall:

4.2.1	exercise all voting rights conferred upon it as the holder of the Sale Shares in relation to any matter tabled by either of the Sale Companies for the approval of the Seller (in its capacity as the shareholder of such Sale Company) in accordance with any written directions or instructions which may from time to time be given to it by the Purchaser; and

4.2.2	procure that each of the Sale Companies shall exercise all voting rights conferred upon it as the holder of shares in Indosat in relation to any matter tabled by Indosat for the approval of the shareholders of Indosat in accordance with any written directions or instructions which may from time to time be given to it by the Purchaser, save for such matters which relate to (i) the appointment and/or resignation of the directors and/or commissioners of Indosat and (ii) the amendment of the articles of association of Indosat.

4.3	Nothing in this Clause 4 shall (i) require the Seller Holdco to do anything which would result in the Seller Holdco or any of its related corporations being in breach of applicable laws or regulations, any applicable legal or regulatory restraint or prohibition or any order, judgment or decree of any court or Governmental Agency or (ii) prohibit the Seller Holdco from doing all acts and things as are necessary or required to comply with Clause 6.2 and Schedule 2.

4.4

Further, nothing in this Clause 4 shall require the Seller Holdco to procure any of the matters set out in Clause 4.2 unless the Purchaser gives clear and irrevocable written instructions to the Seller Holdco on the manner in which the Seller or the Sale Companies (as the case may be) shall vote on such matter (the “Instructions”), no later than five Business Days from the date on which such matter is required to be voted on by the shareholders of the Sale Companies or by the shareholders of Indosat (the “Instructions Deadline”). In the event the Instructions are not provided by the Purchaser by the Instructions Deadline, the Purchaser agrees that the Seller or the Sale Companies (as the case may be) shall be permitted to take any action with respect to such matter, as each deems fit in its sole discretion (including casting its vote to accept or reject, or abstaining from voting, on such matter, or (if applicable) not attending the relevant meeting where such matter is tabled).

4.5	Notwithstanding any provision to the contrary in this Agreement:

4.5.1	the Purchaser agrees that the Seller Holdco shall not be in breach of this Clause 4 in the event that the failure by the Seller Holdco to procure any of the matters set out in Clauses 4.1 and 4.2 is due to any breach or failure by the Purchaser to likewise procure such matter; and

4.5.2	the provisions of Clause 4 shall lapse on the earlier of (i) the Second Completion Date or (ii) the Long Stop Date (in the event that the Second Completion does not occur by the Second Completion Date for any reason other than a breach by the Seller Holdco of its obligations under Clause 6.2, which is not caused solely by the Seller Holdco).

5.	First Completion and Payment of Consideration on the Payment Date

5.1	Date and Place

The First Completion shall take place at 12 noon at 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 on the First Completion Date or at such place as may be agreed in writing between the Parties.

5.2	Obligations on the First Completion

On the First Completion, each of the Parties shall procure that the obligations specified in Schedule 1 are fulfilled, and upon the fulfilment of such obligations:

5.2.1	the beneficial ownership and risk to the Sale Shares; and

5.2.2	the legal and beneficial ownership and risk to the Loans,

shall pass to the Purchaser, and thereafter the Parties shall comply with Clause 4.2.

5.3	Payment of Consideration on the Payment Date

5.3.1	The Purchaser shall pay to the Seller the Consideration, on or before the Payment Date, in accordance with Clause 3.2.1.

5.3.2	Notwithstanding any provision to the contrary in this Agreement, each of the Parties agrees that the obligation of the Purchaser to pay to the Seller the Consideration on the Payment Date arises on and from the First Completion Date. Each of the Parties agrees that, pursuant to Clauses 2.2 and 4.2, the beneficial ownership and risk to the Sale Shares and the legal and beneficial ownership and risk to the Loans shall pass to the Purchaser on and from the First Completion Date. Accordingly, the obligation of the Purchaser to pay the Seller the Consideration on or before the Payment Date shall be irrevocable and unconditional.

6.	Second Completion

6.1	Date and Place

The Second Completion shall take place at 12 noon at 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 on the Second Completion Date or at such other place as may be agreed in writing between the Parties.

6.2	Obligations on the Second Completion

On the Second Completion, each of the Parties shall procure that the obligations specified in Schedule 2 are fulfilled by the Seller and/or each of the Sale Companies.

7.	Warranties, Covenants, Undertakings [***]

7.1	Authority, Capacity of the Seller Holdco, etc.

The Seller Holdco hereby represents and warrants to the Purchaser and its successors in title that as at the date of this Agreement:

7.1.1	Incorporation

It is a company duly incorporated and validly existing under the laws of Singapore.

7.1.2	Authority to enter into this Agreement, etc.

It has the legal right and full power and authority to enter into and perform this Agreement, which when executed will constitute valid and binding obligations on it, in accordance with its terms.

7.1.3	No Breach

The execution and delivery of, and the performance by the Seller Holdco of its obligations under, this Agreement will not and are not likely to result in a breach of any provision of its memorandum and articles of association.

7.1.4	Ownership of the Sale Shares, etc.

(i)	Save as disclosed to the Purchaser in relation to the Proceedings, the Seller will on the First Completion Date be beneficially entitled to transfer the Sale Shares to the Purchaser under this Agreement.

(ii)	Save as disclosed to the Purchaser in relation to the Proceedings, the Seller will on the Second Completion Date be legally entitled to transfer the Sale Shares to the Purchaser under this Agreement.

(iii)	Save as disclosed to the Purchaser in relation to the Proceedings, the Sale Companies own in aggregate 2,217,590,000 shares in the capital of Indosat.

7.1.5	Sale Companies

(i)	Each of the Sale Companies has, since the date of its incorporation, carried on business as an investment holding company for the principal purpose of holding its investment in Indosat and for other purposes related to or in connection with such investment (including, the management of such investment).

(ii)	Since 1 January 2008 to the date of this Agreement, the business of each of the Sale Companies has been carried on in the ordinary and usual course, and there are no material liabilities of any of the Sale Companies which are outstanding on the part of each Sale Company, other than (a) liabilities disclosed elsewhere in this Agreement, (b) liabilities (including contingent liabilities) and associated costs and expenses which have arisen or may arise in relation to or in connection with the Proceedings and (c) liabilities incurred in the ordinary and usual course of business since 1 January 2008 (including secondee, legal and other costs and expenses incurred in relation to or in connection with the Sale Companies which are currently anticipated to be approximately S$25 million as at the date of this Agreement).

The provisions of Schedule 6 shall apply to Clause 7.1.5.

7.2	Authority and Capacity of the Purchaser

The Purchaser hereby warrants to the Seller Holdco and its successors in title that as at the date of this Agreement:

7.2.1	Incorporation

It is a company duly incorporated and validly existing under the laws of Qatar.

7.2.2	Authority to enter into this Agreement, etc.

It has the legal right and full power and authority to enter into and perform this Agreement, which when executed will constitute valid and binding obligations on it, in accordance with its terms.

7.2.3	No Breach

The execution and delivery of, and the performance by the Purchaser of its obligations under this Agreement will not and are not likely to result in a breach of any provision of its constitutive document.

7.3	Covenants and Undertakings

The Purchaser hereby covenants, acknowledges and undertakes to and with the Seller Holdco and its successors in title that:

7.3.1	it has entered into this Agreement, fully aware of, and has received independent legal advice (a) in relation to all matters relating to, and the risks associated with, the Proceedings, (b) that the Proceedings may (directly or indirectly) affect or impact the Seller’s beneficial and legal ownership of the Sale Shares (and all the underlying assets of the Sale Companies) and (c) that there are contracts, agreements, licences, authorisations, consents, clearances, permissions and/or approvals entered into by, or issued to, any Indosat Group Company that contain Change of Control Provisions;

7.3.2	on and from the First Completion, it will comply, or cause each of the Sale Companies to comply, in all respects with the District Court Decision and Supreme Court Decision(s) (if any) when such District Court Decision and/or Supreme Court Decision(s) becomes binding and enforceable or any other orders issued by any Governmental Agency or by any court of competent jurisdiction;

7.3.3	unless an Offer is not required under the rules prescribed by Bapepam, it will make the Offer in compliance with the rules prescribed by Bapepam (including the timelines prescribed thereunder) and all other applicable laws and regulations, and sufficient resources are available to it on an unconditional basis to satisfy such level of acceptances as may be required by the requisite tender offer rules;

7.3.4	after the date of receipt by ICLM of its portion of the Relevant Aggregate Dividend (the “ICLM Receipt Date”), the Purchaser shall promptly (and in any event not later than two Business Days of the ICLM Receipt Date) pay to the Seller an amount in cash equal to such portion of the Relevant Aggregate Dividend (net of withholding tax or any other mandatory taxes and retentions which would have been applicable to the repatriation of such amounts to the Seller) in Indonesian Rupiah, unless otherwise agreed between the Parties. All such payment shall be in accordance with Clause 3.2.1;

7.3.5	after the date of receipt by ICLS of its portion of the Relevant Aggregate Dividend (the “ICLS Receipt Date”), the Purchaser shall promptly (and in any event not later than two Business Days of the ICLS Receipt Date) pay to the Seller an amount in cash equal to such portion of the Relevant Aggregate Dividend (net of withholding tax or any other mandatory taxes and retentions which would have been applicable to the repatriation of such amounts to the Seller) in Indonesian Rupiah, unless otherwise agreed between the Parties. All such payment shall be in accordance with Clause 3.2.1; and

7.3.6	not later than seven Business Days after the date of this Agreement, deliver to the Seller Holdco:

(i)	an original legal opinion issued by a qualified legal counsel practising law in Qatar in form and substance reasonably satisfactory to the Seller Holdco, confirming the matters set out in Part A of Schedule 5 in relation to this Agreement; and

(ii)	an original legal opinion issued by a qualified legal counsel practising law in Qatar in form and substance reasonably satisfactory to the Seller Holdco, confirming the matters set out in Part B of Schedule 5 in relation to the Comfort Letter.

7.4	Further Undertakings

Each Party hereby undertakes to and with the other Party and its successors in title to procure that the Seller shall apply the proceeds from the Consideration as follows:

7.4.1	first, to repay or prepay in full all outstanding amounts (including accrued interests) under the Facility Agreement, unless otherwise agreed with the lenders under the Facility Agreement; and

7.4.2	secondly, in a manner to be determined by the board of directors of the Seller in accordance with the provisions of the Shareholders Agreement.

7.5	[***]

7.6	Survival

Clause 7 shall survive the termination of this Agreement.

8.	Whole Agreement and Remedies

8.1	Whole Agreement

This Agreement contains the whole agreement between the Parties relating to the subject matter of this Agreement at the date hereof to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the Parties in relation to the matters dealt with in this Agreement.

8.2	Acknowledgement

The Purchaser acknowledges that it has not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly incorporated into it.

8.3	Remedies

Each Party agrees and acknowledges that its only right and remedy in relation to any representation, warranty or undertaking made or given in connection with this Agreement shall be for breach of the terms of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute).

8.4	Reasonableness of this Clause

Each Party confirms that it has received independent legal advice relating to all the matters provided for in this Agreement, including the provisions of this Clause, and agrees, having considered the terms of this Clause 8 and the Agreement as a whole, that the provisions of this Clause 8 are fair and reasonable.

8.5	Interpretation

In Clauses 8.1 to 8.4, “this Agreement” includes all documents entered into pursuant to this Agreement.

9.	Other Provisions

9.1	Announcements

No announcement or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of the Seller Holdco or the Purchaser without the prior written approval of the Seller Holdco and the Purchaser. This shall not affect any announcement or circular required by law or any regulatory body or the rules of any recognised stock exchange but the Party with an obligation to make an announcement or issue a circular shall consult with the other Party insofar as is reasonably practicable before complying with such an obligation.

9.2	Confidentiality

9.2.1	The Seller Holdco shall treat as confidential and not disclose or use any information received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement) which relates to:

(i)	the provisions of this Agreement and any agreement entered into pursuant to this Agreement;

(ii)	the negotiations relating to this Agreement (and such other agreements); or

(iii)	the Purchaser’s business, financial or other affairs.

9.2.2	The Purchaser shall treat as confidential and not disclose or use any information received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement) which relates to:

(i)	the provisions of this Agreement and any agreement entered into pursuant to this Agreement;

(ii)	the negotiations relating to this Agreement (and such other agreements); or

(iii)	the Seller Holdco’s business, financial or other affairs.

9.2.3	Neither Clause 9.2.1 nor 9.2.2 shall prohibit disclosure of any information if and to the extent that:

(i)	the disclosure is required by law, any regulatory body or the rules and regulations of any recognised stock exchange;

(ii)	the disclosure is required to vest the full benefit of this Agreement in the Seller Holdco or the Purchaser, as the case may be;

(iii)	the disclosure is required for the purpose of any judicial or arbitration proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is reasonably required to be made to a taxation authority in connection with the taxation affairs of the disclosing Party;

(iv)	the disclosure is made to professional advisers of the Purchaser or the Seller Holdco on terms that such professional advisers undertake to comply with the provisions of Clause 9.2.1 or 9.2.2 in respect of such information as if they were a party to this Agreement;

(v)	the information becomes publicly available (other than by a breach of this Agreement);

(vi)	the other Party has given prior written approval to the disclosure; or

(vii)	the information is independently developed after Completion,

provided that prior to disclosure of any information pursuant to Clause 9.2.3(i), (ii), (iii) (except in the case of disclosure to a taxation authority) or (iv), the Party concerned shall promptly notify the other Party of such requirement with a view to providing the other Party with the opportunity to contest such disclosure or otherwise to agree to the timing and content of such disclosure.

9.3	Waivers; etc

9.3.1	The Seller Holdco agrees, and shall procure that the Seller Interco agrees to irrevocably waive (i) all provisions under the Shareholders Agreement or elsewhere that restrict or otherwise prohibit the transactions contemplated by this Agreement or the Share Charge (including any enforcement action thereunder) and (ii) (with effect from the First Completion Date) all restrictions under the Shareholders Agreement relating to the conduct of business in Indonesia.

9.3.2	The Purchaser agrees, and shall procure that QIH agrees, to irrevocably waive (i) all provisions under the Shareholders Agreement or elsewhere that restrict or otherwise prohibit the transactions contemplated by this Agreement or the Share Charge (including any enforcement action thereunder) and (ii) (with effect from the First Completion Date) all restrictions under the Shareholders Agreement relating to the conduct of business in Indonesia.

9.3.3	Both Parties agree to procure that the Seller agrees to irrevocably waive (i) all provisions under the Shareholders Agreement or elsewhere that restrict or otherwise prohibit the transactions contemplated by this Agreement or the Share Charge (including any enforcement action thereunder) and (ii) (with effect from the First Completion Date) all restrictions under the Shareholders Agreement relating to the conduct of business in Indonesia.

9.3.4	Save as expressly waived in Clauses 9.3.1 to 9.3.3, the Shareholders Agreement shall continue in full force and effect in all other respects.

9.3.5	The Seller Holdco agrees to procure that the Seller Interco shall, the Purchaser agrees to procure that QIH shall, and both Parties agree to procure that the Seller shall, agree to terminate the Indosat Shareholders Agreement with effect from the First Completion Date on the basis that none of the parties to the Indosat Shareholders Agreement shall have any claims against any other party thereto arising from or in connection with the Indosat Shareholders Agreement.

9.3.6	Further, both Parties agree to procure that the Seller (in its capacity as a shareholder of ICLS) shall approve, confirm and ratify the resolution by the board of directors of ICLS to approve the ICLS Loan and Waiver by way of an ordinary resolution.

9.4	Successors and Assigns

This Agreement is personal to the Parties. Save as provided in Clause 7.5, neither the Purchaser nor the Seller Holdco may, without the prior written consent of the other, assign, hold on trust or otherwise transfer the benefit of all or any of the other’s obligations under this Agreement, or any benefit arising under or out of this Agreement.

9.5	Third Party Rights

Any relevant person may enforce and rely on Clauses 7.5 and 9.3 to the same extent as if it were a party to this Agreement. Save as aforesaid, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore to enforce any term of this Agreement. This Agreement may be terminated and any term may be amended or waived without the consent of such relevant persons.

9.6	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Parties.

9.7	Time of the Essence

Time shall be of the essence of this Agreement.

9.8	Costs

The Seller Holdco shall bear all costs incurred by it in connection with the preparation, negotiation and entry into of this Agreement and the sale of the Sale Shares. The Purchaser shall bear all such costs incurred by it and shall bear all stamp duty payable in connection with the purchase of the Sale Shares. Notwithstanding any provision to the contrary, the Purchaser shall pay on demand all costs and expenses (including legal fees on a full indemnity basis) incurred by the Seller Holdco in protecting and enforcing any rights against the Purchaser under this Agreement.

9.9	Interest

If the Purchaser defaults in the payment when due of any sum payable under this Agreement (howsoever determined) the liability of the Purchaser shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (as well after as before judgment) at the Default Interest Rate. Such interest shall accrue from day to day and shall be compounded with monthly rests.

9.10	Notices

9.10.1	Any notice or other communication in connection with this Agreement shall be in writing in English (a “Notice”) and shall be sufficiently given or served if delivered or sent:

in the case of the Seller Holdco to:

Address:	51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469

Fax:	+65 6720 7220

Attention:	General Counsel

in the case of the Purchaser to:

Address:	Qtel Building 100 West Bay Center The Corniche PO Box 217 Doha Qatar

Fax:	+ 974 412 8879

Attention:	General Counsel

or (in any case) to such other address or fax number as the relevant Party may have notified to the other in writing in accordance with this Clause 9.10.

9.10.2	Any Notice may be delivered by hand or, sent by fax or prepaid registered post or registered airmail in the case of international service. Without prejudice to the foregoing, any Notice shall conclusively be deemed to have been received (i) on the Business Day in the place to which it is sent, if sent by fax before 4.00 p.m. on that Business Day at the time of the place to which it is sent, otherwise, such Notice shall be deemed to have been received on the next Business Day in the place to which it is sent, (ii) five Business Days from the time of posting, if sent by post, (iii) five Business Days from the time of posting, if sent by airmail, or (iv) at the time of delivery, if delivered by hand.

9.11	Invalidity

If any term in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, under any enactment or rule of law, such term or part shall to that extent be deemed not to form part of this Agreement but the legality, validity or enforceability of the remainder of this Agreement shall not be affected.

9.12	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Either Party may enter into this Agreement by executing any such counterpart.

9.13	Governing Law and Arbitration

9.13.1	This Agreement shall be governed by, and construed in accordance with, Singapore law.

9.13.2	In case any dispute or difference shall arise between the Parties as to the construction of this Agreement or as to any matter or thing of whatsoever nature arising thereunder or in connection therewith, including any question regarding its existence, validity or termination, such dispute or difference shall be submitted to a single arbitrator to be appointed by the Parties in dispute or, failing agreement within 14 days after any Party has given to the other Party in dispute a written request to concur in the appointment of an arbitrator, a single arbitrator to be appointed on the request of either Party by the Chairman for the time being of the ICC and such submission shall be a submission to arbitration in accordance with the Rules of Arbitration of the ICC as presently in force by which the Parties in dispute agree to be so bound. The arbitrator shall neither be a national nor a resident of Qatar, Bahrain or Singapore. The place of arbitration shall be Hong Kong and the arbitration shall be conducted wholly in the English language.

9.13.3	Nothing in this Clause 9.13 shall limit the right of either Party to take proceedings in respect of any interim measure (including injunction) in aid of the arbitration or in respect of the enforcement of an award rendered in the arbitration in any court of competent jurisdiction nor shall the taking of such proceedings in one or more jurisdictions preclude that Party from taking proceedings in any other jurisdiction, whether concurrently or not.

9.14	Appointment of Process Agent

The Purchaser irrevocably appoints Tricor Singapore Pte Ltd (the “Agent”) as its agent to accept service of process in Singapore in any legal action or proceedings contemplated by Clause 9.13.3 provided that:

9.14.1	service upon the Agent shall be deemed valid service upon the Purchaser whether or not the process is forwarded to or received by the Purchaser;

9.14.2	the Purchaser shall inform the Seller Holdco in writing of any change in the address of the Agent within 28 days of such change;

9.14.3	if the Agent ceases to be able to act as a process agent or to have an address in Singapore, the Purchaser irrevocably agrees to appoint a new process agent in Singapore acceptable to the Seller Holdco and to deliver to the Seller Holdco within 14 Business Days a copy of a written acceptance of appointment by the new process agent; and

9.14.4	nothing in this Agreement shall affect the right to serve process in any other manner permitted by law.

9.15	Waiver of Immunity

To the extent that either Party has or hereafter may acquire any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) with respect to itself or its property, such Party irrevocably waives such immunity in respect of its obligations hereunder to the extent permitted by applicable law and, without limiting the generality of the foregoing, agrees that the waivers set forth in this Clause 9.15 shall have effect to the fullest extent permitted under applicable law.

In witness whereof this Agreement has been entered into on the date stated at the beginning.

The Seller Holdco

SIGNED by	/s/ LTK
for and behalf of
STT COMMUNICATIONS LTD
in the presence of:

/s/ STH

Witness’s signature

Name:

Address:

Occupation:

The Purchaser

SIGNED by	/s/
for and behalf of
QATAR TELECOM (QTEL) Q.S.C.
in the presence of:

/s/ Michael Hancock

Witness’s signature

Name: Michael Hancock

Address: Po Box 217, Doha, Qatar

Occupation: lawyer